 Exhibit 99.1
IFRS USD Press Release

10.1% CC YoY Revenue Growth in Q3 Leads to Upward Revision in Guidance

Infosys (NYSE: INFY) announces results for the Quarter ended December 31, 2018

Bengaluru, India – January 11, 2019

“With increased client relevance, we saw double digit (10.1%) year-on-year growth in Q3 on a constant currency basis”, said Salil Parekh, CEO and MD. “We also had another strong quarter in our digital business with 33.1% growth and large deals at $1.57 billion which gives us confidence entering 2019”, he added.

*Includes additional depreciation and amortization impact of 0.4% due to reclassification of assets of Panaya and Skava from “Held for Sale”.

•	Q3 19 revenues grew year-on-year by 8.4% in USD terms; 10.1% in constant currency terms

•	Q3 19 revenues grew sequentially by 2.2% in USD terms; 2.7% in constant currency terms

•	Digital revenues at $942 million (31.5% of total revenues), year-on-year growth of 33.1% and sequential growth of 5.0% in constant currency terms

•	9 months revenues grew by 7.4% in USD terms; 8.1% in constant currency terms

•	FY 19 revenue guidance in constant currency revised upward to 8.5%-9.0%; Operating margin guidance retained at 22%-24%

•	Announces buyback under open market route of `8,260 crore at a Maximum price of `800 per share

•	Announces a special dividend of `4 per share

1.	Financial Highlights- Consolidated results under International Financial Reporting Standards (IFRS)

For the Quarter ended December 31, 2018

Revenues were $2,987 million, growth of 8.4% YoY and 2.2% QoQ

Operating profit was $675 million, growth of 0.9% YoY and decline of 2.6% QoQ#

Basic EPS was $0.12, decline of 33.9% YoY@ and 13.6% QoQ#

For nine months ended December 31, 2018 Revenues were $8,740 million, growth of 7.4% YoY Operating profit was $2,038 million, growth of 3.7% YoY Basic EPS was $0.37, decline of 11.3% YoY##@

#	Includes additional depreciation and amortization expenses of $12 million for Panaya and Skava. Additionally, Basic EPS includes reduction in fair value of Skava which together resulted in a reduction in EPS by $0.02.

##	Includes additional depreciation and amortization expenses, reduction in fair value and carrying value of Panaya and Skava, respectively which resulted in a reduction in EPS by $0.03.

@	Includes impact on account of conclusion of an APA with the US IRS which has led to an increase in EPS of $0.05 for the quarter and nine months ended December 31, 2017.

“Volume growth was strong and revenue productivity was stable despite Q3 being a seasonally weak quarter. We had good growth across geographies and large business segments”, said Pravin Rao, COO. “Attrition declined during the quarter and we are continuing on the path of increased interventions and employee engagements to reduce it further.”

“We saw significant currency volatility during the quarter and managed it effectively by our hedging strategy”, said Jayesh Sanghrajka, Interim CFO. “Cash generation was strong during the quarter. Executing on the capital allocation strategy announced in April 2018, we have announced a share buyback program and a special dividend.”

1.	Capital Allocation Policy

The Board in its meeting held today approved the following:

•	Buyback of Equity Shares, from the open market route through the Indian stock exchanges, amounting to 8,260 crore (Maximum Buyback Size) (approximately $1,184 million) at a price not exceeding 800 per share (Maximum Buyback Price) (approximately $11.46 per share), subject to shareholders' approval by way of Postal Ballot, and

•	A Special Dividend of 4/- per share (approximately $0.06 per share) that would result in a payout of approximately 2,107 crore (approximately $302 million) (including dividend distribution tax)

After the execution of the above, along with the special dividend (including dividend distribution tax) of 2,633 crore ($386 million) already paid in June 2018, the Company would complete the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

As the USD/INR* exchange rates have moved from April 2018 when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $1,872 million (comprising $1,184 million pertaining to buyback as mentioned above, $386 million towards special dividend paid in June 2018 and $302 million towards special dividend to be paid to shareholders in January 2019).

*US$ 1= 69.78 as at December 31, 2018

2.	Assets Held for Sale

The company had earlier classified its subsidiaries Kallidus & Skava (together referred to as "Skava”) and Panaya as “Held for Sale”. During the quarter ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that it is no longer highly probable that sale would be consummated by March 31, 2019. Accordingly, Panaya and Skava have been de-classified from “held for sale” in accordance with the requirements of IFRS 5.

On de-classification, the Company recognized additional depreciation and amortization expenses of $12 million and a reduction of $65 million in the carrying value for Skava. The impact of the same on the Basic Earnings Per Share was a decrease of $0.02 for the quarter ended December 31, 2018.The Company plans to repurpose Skava’s micro services based business and refocus Panaya’s suite of products.

3.	Board Update

Based on the recommendation of the Nomination and Remuneration Committee, the Board approved the re-appointment of Kiran Mazumdar-Shaw as the Lead Independent Director from April 1, 2019 to March 22, 2023, subject to shareholder’ approval.

“I am delighted that the Infosys Board of Directors has unanimously recommended Kiran Mazumdar-Shaw for reappointment as the Lead Independent Director.”, said Nandan Nilekani, Chairman of the Board. “Kiran has been a pillar of strength to the board, especially over the last eighteen months as we steered the company to stability and growth. As chair of the Nominations & Remuneration Committee, she played a critical role in the CEO and CFO selection process. Her continuity, experience and insights are greatly valued by the Board as it guides the company in executing its strategy in the coming years”, he added.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at

(Dollars in millions except equity share data)

	December 31, 2018	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	2,357	3,041
Current investments	1,407	982
Trade receivables	2,130	2,016
Unbilled revenue	688	654
Prepayments and other current assets	776	662
Derivative financial instruments	60	2
	7,418	7,357
Assets held for sale(4)(5)	–	316
Total current assets	7,418	7,673
Non-current assets
Property, plant and equipment	1,817	1,863
Goodwill	514	339
Intangible assets	108	38
Investment in associate	–	–
Non-current investments	650	883
Deferred income tax assets	174	196
Income tax assets	932	931
Other non-current assets	259	332
Total non-current assets	4,454	4,582
Total assets	11,872	12,255
LIABILITIES AND EQUITY
Current liabilities
Trade payables	219	107
Derivative financial instruments	–	6
Current income tax liabilities	247	314
Client deposits	5	6
Unearned revenue	434	352
Employee benefit obligations	229	218
Provisions	83	75
Other current liabilities	1,190	1,036
	2,407	2,114
Liabilities directly associated with assets held for sale(4)(5)	–	50
Total current liabilities	2,407	2,164
Non-current liabilities
Deferred income tax liabilities	76	82
Employee benefit obligations	6	7
Other non-current liabilities	63	42
Total liabilities	2,552	2,295
Equity
Share capital- 5 ($0.16) par value 4,800,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 4,347,938,160 (2,173,312,301), net of 20,709,738 (10,801,956) treasury shares as at December 31, 2018 (March 31, 2018), respectively	340	190
Share premium	268	247
Retained earnings	11,252	11,587
Cash flow hedge reserve	5	–
Other reserves	385	244
Capital redemption reserve	9	9
Other components of equity	(2,947)	(2,317)
Total equity attributable to equity holders of the company	9,312	9,960
Non-controlling interests	8	–
Total equity	9,320	9,960
Total liabilities and equity	11,872	12,255

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the

(Dollars in millions except equity share and per equity share data)

	Three months ended December 31, 2018	Three months ended December 31, 2017	Nine months ended December 31, 2018	Nine months ended December 31, 2017
Revenues	2,987	2,755	8,740	8,134
Cost of sales	1,956	1,773	5,660	5,208
Gross profit	1,031	982	3,080	2,926
Operating expenses
Selling and marketing expenses	161	136	464	405
Administrative expenses	195	177	578	555
Total operating expenses	356	313	1,042	960
Operating profit	675	669	2,038	1,966
Other income, net(3)	105	149	317	413
Reduction in the fair value of Disposal Group held for sale(4)	–	–	(39)	–
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from “Held for Sale”(5)	(65)	–	(65)	–
Share in net profit/(loss) of associate, including impairment(6)	–	–	–	(11)
Profit before income taxes	715	818	2,251	2,368
Income tax expense(7)	213	22	633	453
Net profit	502	796	1,618	1,915
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	(4)	2	(3)	3
Equity instruments through other comprehensive income, net	8	–	10	–
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	6	(4)	(3)	2
Fair value changes on derivatives designated as cash flow hedge, net	8	1	5	(6)
Foreign currency translation	295	229	(634)	182
Total other comprehensive income/(loss), net of tax	313	228	(625)	181
Total comprehensive income	815	1,024	993	2,096

Profit attributable to:
Owners of the Company	502	796	1,618	1,915
Non-controlling interests	–	–	–	–
	502	796	1,618	1,915
Total comprehensive income attributable to:
Owners of the Company	815	1,024	993	2,096
Non-controlling interests	–	–	–	–
	815	1,024	993	2,096
Earnings per equity share(8)
Basic ($)	0.12	0.17	0.37	0.42
Diluted ($)	0.12	0.17	0.37	0.42
Weighted average equity shares used in computing earnings per equity share(8)
Basic	4,347,673,466	4,550,149,608	4,347,130,342	4,564,373,542
Diluted	4,352,731,387	4,552,763,140	4,352,705,150	4,568,574,984

NOTES:

1.	The audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the three months and nine months ended December 31, 2018 have been taken on record at the Board meeting held on January 11, 2019.

2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.

3.	Other income for three months and nine months ended December 31, 2017 includes interest on income tax refund of $31 million and $41 million respectively.

4.	In the three months ended March 2018, Kallidus and Skava (together referred to as "Skava”) and Panaya, were classified as “Held for Sale”. Consequently, a reduction in the fair value amounting to $18 million and $39 million in respect of Panaya was recognized for the year ended March 31, 2018 and three months ended June 30, 2018, respectively.

5.	During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that it is no longer highly probable that sale would be consummated by March 31, 2019. Accordingly, Panaya and Skava have been de-classified from “Held for Sale” in accordance with IFRS 5.

On such reclassification, the Company recognized additional depreciation and amortization expenses of $12 million and an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava during the three months ended December 31, 2018.

6.	During the nine months ended December 31, 2017, the Company has written down the entire carrying value of $11 million in its associate DWA Nova LLC.

7.	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has reversed income tax expense provision of $225 million which pertains to previous periods which are no longer required.

8.	Previous period share numbers and EPS have been adjusted for September 2018 bonus issue in accordance with IAS 33, Earnings per share